SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Public Company

PRESS RELEASE

(Rio de Janeiro, September 04, 2003) - PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, in order to dispel doubts on recent discoveries of oil and natural gas made by the Company, informs that over the last 12 months around 4 billion barrels of oil and 419 billion cubic meters of natural gas (2.6 billion barrels of oil equivalent) have been discovered in Brazil, representing a potentially recoverable total of 6.6 billion barrels of oil equivalent.

This information was given last Friday, August 29, by Directors José Sergio Gabrielli de Azevedo (Finance) and Guilherme Estrella (Exploration & Production) at a conference with domestic and foreign investors. The transparencies presented and the audio recording have been on Petrobras' website (www.petrobras.com.br/ri) since that date.

We emphasize that this information updates the results of evaluations still in course in fields the discovery of which was announced to the market on the following dates:

Sergipe and Alagoas Basin on 03/13 and 03/11/03;
Espírito Santos and Campos Basin on 05/14, 06/4 and 07/11/03;
Santos Basin on 04/29/03

150 million barrels of light oil of excellent quality (42 degrees API) have been discovered in the Sergipe/Alagoas Basin. The area is being evaluated for exploration purposes with a view to making a future declaration as to its commerciality.

Discoveries totaling 450 million barrels of light oil of excellent quality (40 degrees API) have been made in the Espírito Santo Basin. The area is under initial exploratory evaluation.

2.95 billion barrels of heavy oil (17 to 20 degrees API) have been discovered in the Campos Basin, distributed as follows: Jubarte and Cachalote fields (950 million barrels) had their commerciality declared in 2002 with 500 million barrels already incorporated into proven reserves; 150 million barrels of oil of 20 degrees API have been discovered in the area of the Marlim Leste field; 1.85 million barrels remain under exploratory evaluation with a view to a future declaration of commerciality.

Discoveries in the Santos Basin total 435 million barrels of light oil of excellent quality, still under exploratory evaluation for a future declaration of commerciality, and 419 billion cubic meters of natural gas (2.6 billion barrels of oil equivalent), of which 70 billion had already been announced as potential reserves in April 2003.

This information is contained in the report sent to the National Petroleum Agency (ANP) on August 6 last, the date on which Petrobras submitted its report on exploration carried out in concession areas for exploration and production.

Rio de Janeiro, September 04, 2003.
PETRÓLEO BRASILEIRO S.A. - PETROBRAS

José Sergio Gabrielli de Azevedo
CFO and Investor Relations Director

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.